

December 19, 2014

Via E-Mail
Tracee Gress
Chief Financial Officer
Vestin Realty Mortgage II, Inc.
8880 W. Sunset Road, Suite 200
Las Vegas, NV 89148

> **Re: Vestin Realty Mortgage II, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-51892**

Dear Ms. Gress:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1. We note your response to comment three of our letter dated November 10, 2014. Please reconcile the total net fair value of the assets/consideration received and the total net book value of the assets transferred/sold provided in your response with the amounts disclosed on Note H on page 22.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3693.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant